FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 033-97038

BROOKFIELD ASSET MANAGEMENT INC.

(Translation of Registrant’s Name into English)

Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Canada M5J 2T3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [            ]        Form 40-F  [    ✓    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [            ]        No  [    ✓    ]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2008

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Brian D. Lawson
Name:	Brian D. Lawson
Title:	Managing Partner and Chief Financial Officer

EXHIBIT INDEX

Exhibits	Description
99.1	2007 Annual Report containing the audited consolidated financial statements of Brookfield Asset Management Inc. for the year ended December 31, 2007 (p. 83-116) and management’s discussion and analysis of the company’s financial condition and results of operations (p. 10-82).

99.2	Notice of Annual Meeting of Shareholders dated March 14, 2008 and the accompanying Management Information Circular and Voting Proxy.